                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GLOBALNET FINANCIAL.COM, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     37937R
                                 (CUSIP NUMBER)

              DAVID MELVILLE, COMPANY SECRETARY AND GENERAL COUNSEL
                                  FREESERVE PLC
                                 MAYLANDS AVENUE
                                 HEMEL HEMPSTEAD
                              HERTFORDSHIRE HP2 7TG
                                     ENGLAND
                      TELEPHONE NUMBER: (44-1442) 353-015

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVED NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

                              JOHN D. WILSON, ESQ.
                               SHEARMAN & STERLING
                                 199 BISHOPSGATE
                                     LONDON
                                EC2M 3TY, ENGLAND
                          TELEPHONE: (44-171) 920-9000


                                  MAY 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
================================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


                               Page 1 of 10 Pages

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CUSIP NO.  37937R

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Freeserve plc __________________________________________________

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[X]      (a)______________________________________________________________

[ ]      (b)______________________________________________________________

            ______________________________________________________________

(3)      SEC Use Only_____________________________________________________

         _________________________________________________________________

(4)      Sources of Funds (See Instructions)        AF
                                            ______________________________

         _________________________________________________________________


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) 2(e).
         _________________________________________________________________


(6)      Citizenship or Place of Organization     ENGLAND AND WALES
                                             _____________________________

                                       (7)   Sole Voting Power   1,397,111
                                                              ____________

            Number of Shares           (8)   Shared Voting Power      0
                                                                __________
          Beneficially Owned by

          Each Reporting Person        (9)   Sole Dispositive Power  1,397,111
                                                                   ___________

                  With                (10)   Shared Dispositive Power    0
                                                                     _________

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,397,111
                                                                       _________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_______________________________________________


(13)     Percent of Class Represented by Amount in Row (11)        13.04%
                                                            __________________

(14)     Type of Reporting Person (See Instructions)              CO
                                                        ______________________


                               Page 2 of 10 Pages


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CUSIP NO.  37937R

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
             Dixons Group plc
         ______________________________________________________________

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[X]      (a) __________________________________________________________

[ ]      (b) __________________________________________________________

             __________________________________________________________

(3)      SEC Use Only _________________________________________________

         ______________________________________________________________

(4)      Sources of Funds (See Instructions)            WC
                                            ___________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) 2(e).
         ______________________________________________________________


(6)      Citizenship or Place of Organization ENGLAND AND WALES
                                             __________________________

                              (7)      Sole Voting Power      0
       Number of Shares                                   _____________
    Beneficially Owned by     (8)      Shared Voting Power  1,397,111
                                                          _____________
    Each Reporting Person     (9)      Sole Dispositive Power   0
                                                             ________
            With             (10)     Shared Dispositive Power   1,397,111
                                                              ____________

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,397,111
                                                                       _________

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)_____________________________________________________

(13)     Percent of Class Represented by Amount in Row (11)        13.04%
                                                             ___________________

(14)     Type of Reporting Person (See Instructions)              HC
                                                        ________________________


                               Page 3 of 10 Pages

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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock"), of GlobalNet Financial.com, Inc. (the "Issuer"), a company incorporated under the laws of Delaware, with its principal executive offices located at 2425 Olympic Boulevard, Suite 660E, Santa Monica, CA, 90404.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed by Freeserve plc ("Freeserve"), a public limited company organized under the laws of England and Wales.

         Freeserve is a leading U.K. Internet portal that delivers both free Internet access and an integrated offering of U.K.-focused content, e-commerce and community. Its primary business office is located at Maylands Avenue, Hemel Hempstead, Hertfordshire, HP2 7TG, England. Freeserve plc is a wholly owned subsidiary of Dixons Group plc, a public limited company organized under the laws of England and Wales.

         Dixons Group plc ("Dixons"), is a holding company with its primary business office at Maylands Avenue, Hemel Hempstead, Hertfordshire, HP2 7TG, England. It is the U.K.'s leading consumer electronics retailer in terms of sales.

         The directors and executive officers of Freeserve and Dixons are set forth on Schedules I and II respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

         (i) name;

         (ii) business address;

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         (iv) citizenship.

         During the last five years, no person named in Schedule I and II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 10 Pages

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 12, 1999, Freeserve acquired 8,382,669 shares of Common Stock of the Issuer pursuant to the terms of an investment letter between Freeserve and the Issuer, dated May 7, 1999 (the "Agreement"), which triggered Freeserve's obligation to file this statement on Schedule 13D. The Agreement provided that Freeserve would purchase 2,000,000 shares of Common Stock at $1.00 per share pursuant to the terms of the outstanding warrant held by Dixons Overseas Investments, Ltd., an affiliated company, as well as 6,382,669 new shares of Common Stock at $2.00 per share. In addition, the Agreement granted Freeserve
(i) anti-dilution rights for a period of 30 months that allow Freeserve to maintain its ownership percentage in the case of future offerings of shares,
(ii) the right to designate one or two of the Issuer's directors, at its option, and (iii) a warrant to purchase additional shares of the Issuer's Common Stock, exercisable at a price of $2.25 per share, in sufficient quantity to take its aggregate shareholding up to 19.9%. The warrant expires 30 months from the date of the Agreement. The Issuer provides investment-related information services and is the provider of Freeserve's Money Channel under the brand name UK.iNvest.com.

         The Issuer's shares are traded on the Over-The-Counter Market and are registered under Section 12 of the Securities and Exchange Act of 1934, as amended, (the "Securities Act"). The Agreement was consummated pursuant to and in accordance with the laws and practice of the United States. On July 6, 1999, the Issuer effected a six-for-one reverse share split. As a result, Freeserve currently holds 1,397,111 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

         Freeserve purchased shares of the Issuer's Common Stock as an investment. Freeserve has invested in the Issuer in order to potentially profit from the Issuer's growth and to have a voice in the development of its product offering, which is included on Freeserve's portal. Freeserve does not have any present plans or proposals to increase its investment above 19.9%.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         After giving effect to the July 6, 1999, reverse share split, Freeserve beneficially owns and has the sole power to vote and dispose of 1,397,111 shares of the Common Stock, or approximately 13.04% of the Issuer's outstanding Common Stock. In addition, pursuant to the Agreement described above, Freeserve has a warrant to purchase additional shares of the Issuer's Common Stock.

         Through its ownership of Freeserve, Dixons may also be considered to be a beneficial owner of such shares of Common Stock, and may be deemed to share with Freeserve voting and dispositive power with respect to such shares of Common Stock.


                               Page 5 of 10 Pages

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         Except as described herein, neither Freeserve, Dixons nor any other person referred to in Schedules I and II attached hereto has acquired or disposed of any shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS TO SECURITIES OF THE ISSUER

         Pursuant to the terms of a contract entered into in January 1999, the Issuer has the exclusive right to provide investment information on the Money Channel of Freeserve's portal and to conduct related e-commerce transactions. The Issuer pays Freeserve a fee for this exclusive right. The contract was entered in the usual course of business.

         Except as described herein, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships, legal or otherwise, with any other persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Letter Agreement dated May 7, 1999.


                               Page 6 of 10 Pages

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SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



July 14, 1999                                FREESERVE plc



                                                  By     /s/ David Melville
                                                    ----------------------------
                                                  Name:  David Melville
                                                  Title: Company Secretary and
                                                         General Counsel


                               Page 7 of 10 Pages


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SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



July 14, 1999                               DIXONS GROUP plc



                                                 By      /s/ Ian Livingston
                                                   -----------------------------
                                                 Name:  Ian Livingston
                                                 Title: Group Finance Director


                               Page 8 of 10 Pages

                                   SCHEDULE I

         The name and present principal occupation of each of the executive officers and directors of Freeserve plc are set forth below. Unless otherwise noted, each of these persons are citizens of the United Kingdom and have as their principal business address Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG, England.


Name                          Position With Freeserve             Principal Occupation
----                          -----------------------             --------------------

John Charles Clare            Chairman of the Board               Chief Executive Officer of Dixons

John Pluthero                 Director and Chief Executive        Position with Freeserve
                              Officer

Mark James Danby              Director and Chief Operating        Position with Freeserve
                              Officer

Nicholas Paul Backhouse       Director and Chief Financial        Position with Freeserve
                              Officer

Ian Paul Livingston           Director                            Group Finance Director of Dixons

Richard Harding Davey         Director                            Retired Executive Vice Chairman
                                                                  NM Rothschild
                                                                  New Court
                                                                  St. Swithins Lane
                                                                  London EC4 4DU

Roger Saul Silverstone        Director                            Professor of Media and Communications
                                                                  The London School of Economics
                                                                  Houghton Street
                                                                  London WC2A 2AE

Dame Susan Myfanwy Tinson     Director                            Associate Editor
                                                                  Independent Television News Limited
                                                                  200 Grays Inn Road
                                                                  London WC1X 8XZ

Sarah Carpenter               Vice President Strategy and New     Position with Freeserve
                              Business

Robert Wilmot                 Media Development Director          Position with Freeserve

Ajaz Ahmed                    Business Development Director       Position with Freeserve

Neil Sansom                   Marketing Director                  Position with Freeserve

David Melville                Company Secretary and General       Position with Freeserve
                              Counsel


                               Page 9 of 10 Pages

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                                   SCHEDULE II

         The name and present principal occupation of each of the executive officers and directors of Dixons Group plc are set forth below. Unless otherwise noted, each of these persons are citizens of the United Kingdom and have as their principal business address Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG, England.


Name                          Position With Dixons                Principal Occupation
----                          -----------------------             --------------------

Sir Stanley Kalms             Chairman of the Board               Position with Dixons

Mark Souhami                  Director and Deputy Chairman of     Position with Dixons
                              the Board

John Charles Clare            Director and Chief Executive        Position with Dixons
                              Officer

Ian Paul Livingston           Director and Group Finance          Position with Dixons
                              Director

David Gilbert                 Director and Managing Director of   Position with Dixons
                              PC World Group

David Hamid                   Director and Managing Director of   Position with Dixons
                              Currys Retail Group

Sir Tim Chessells             Director                            Chairman
                                                                  Legal Aid Board
                                                                  85 Grays Inn Road
                                                                  London WC1X 8AA

Karen Cook                    Director                            Director
                                                                  J. Henry Schroder & Co., Ltd.
                                                                  120 Cheapside
                                                                  London EC2V 6DS

John Curry CBE                Director                            Chairman
                                                                  Acal plc
                                                                  Acal House
                                                                  39 Guildford Road
                                                                  Lightwater
                                                                  Surrey GU18 5SA

                               Page 10 of 10 Pages

                               INDEX TO EXHIBITS


Exhibit
  No.              Description
-------            -----------

   A               Letter Agreement dated May 7, 1999.